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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-29504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-10 (MM/DD/YY) AND ENDING 09-30-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran — (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2011
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Franklin Templeton Financial Services Corp, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lim

Signature

Chief Compliance Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 15th day of November, 2011
by Sarin K. Chandar, Notary Public
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

SARIN K. CHANDAR
Commission # 1859555
Notary Public - California
San Mateo County
My Comm. Expires Aug 27, 2013

Sarin K. Chandar

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

Franklin Templeton Financial Services Corp.
Index
September 30, 2011

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Report of Independent Auditors

To the Board of Directors of
Franklin Templeton Financial Services Corp.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company", a wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information on Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 15, 2011

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2011

Assets	
Cash and cash equivalents	$ 801,685
Deposits and prepaid expenses	48,274
Total assets	$ 849,959
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 30,267
Due to affiliates	61,543
Income taxes payable	1,437
Total liabilities	93,247
Commitments and contingencies (Note 6)	
Stockholder's equity	
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	3,005,169
Accumulated deficit	(2,348,457)
Total stockholder's equity	756,712
Total liabilities and stockholder's equity	$ 849,959

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Financial Services Corp.
Statement of Operations
Fiscal Year Ended September 30, 2011

Revenues	
Placement service fees	$ 367,504
Expenses	
Compensation and benefits	334,362
General, administrative and other	641,949
Total expenses	976,311
Loss before taxes	(608,807)
Tax expense	204
Net loss	$ (609,011)

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Financial Services Corp.
Statement of Stockholder's Equity
Fiscal Year Ended September 30, 2011

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at October 1, 2010	100	$ 100,000	$ 2,505,169	$ (1,739,446)	$ 865,723
Capital contribution from Parent			500,000		500,000
Net loss				(609,011)	(609,011)
Balance at September 30, 2011	100	$ 100,000	$ 3,005,169	$ (2,348,457)	$ 756,712

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Financial Services Corp.
Statement of Cash Flows
Fiscal Year Ended September 30, 2011

Net loss	$ (609,011)
Changes in operating assets and liabilities	
Decrease in professional service fees receivable	81,870
Decrease in deposits and prepaid expenses	72,416
Decrease in accounts payable and accrued expenses	(75,250)
Increase in due to affiliates	7,422
Increase in income taxes payable	204
Net cash used in operating activities	(522,349)
Capital contribution from Parent	500,000
Net cash provided by financing activities	500,000
Decrease in cash and cash equivalents	(22,349)
Cash and cash equivalents, beginning of year	824,034
Cash and Cash Equivalents, End of Year	$ 801,685

The accompanying notes are an integral part of these financial statements.

1. Business

Nature of Operations
Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company has a services agreement with a third-party investment manager under which the Company provides placement services to the investment manager.

Risks and Uncertainties
Although the performance of the financial markets showed some improvement during the fiscal year ended September 30, 2011 ("fiscal year 2011"), the business environment in which the Company operates remains uncertain and subject to change. There is also uncertainty associated with the regulatory environment in which the Company operates, including uncertainty created by the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act") which may impose additional restrictions and limitations on the Company's business as the various rules and regulations required for implementation continue to be adopted.

Due to the complexity and broad scope of the Reform Act and time required for regulatory implementation, the Company is not able to predict at this time the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact that any changes in regulation would have on the business. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 15, 2011, which is the date that the financial statements were issued.

Cash and cash equivalents
Cash and cash equivalents include non-interest-bearing deposits with financial institutions and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Revenues
The Company recognizes professional service fees for providing private placement services to a third-party investment manager when earned.

Allocation of Intercompany Costs

Certain management, accounting information systems and technology, and other administrative costs are allocated to the Company by its affiliates. These allocations are based on estimates and assumptions that are periodically reviewed and adjusted by management.

Income Taxes

The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate New York state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis, the valuation allowance were released, the release of such valuation allowance would be reflected in the Company's statement of operations in the year of release. Consistent with the Agreement, upon release of the valuation allowance, the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Cash and Cash Equivalents

Cash and cash equivalents at September 30, 2011 consisted of the following:

	Amount
Non-interest-bearing deposits with financial institutions	$ 202,685
Sponsored money market funds	599,000
Total	$ 801,685

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

4. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. In periods of recognizing tax benefits of net operating losses, the Company applies the tax sharing agreement and adjusts to deferred tax assets and liabilities and shareholder's equity, as necessary.

During fiscal year 2011, the Company recognized a deferred tax expense related to accrued employee benefits of $1,143, which was offset by a valuation allowance decrease of a similar amount, resulting in no deferred tax expense for the period.

The major components of the net deferred tax asset as of September 30, 2011 were as follows:

	Amount
Deferred taxes	
State net operating loss carry-forward	$ 254,012
Total deferred tax assets	254,012
Valuation allowance	(254,012)
Total deferred tax assets, net of valuation allowance	$ -

At September 30, 2011, there were approximately $4.5 million in federal net operating loss carry-forwards expiring between 2022 and 2031. The tax impact of those loss carry-forwards is approximately $1.6 million and is fully offset by a valuation allowance. The Company has not realized the tax benefit of the federal net operating loss due to the uncertainty of realizing such benefit in future years. The Company maintains memorandum accounting for its federal net operating loss carry-forwards. All of the $4.5 million federal net operating loss carry-forward has been utilized by Franklin for memorandum accounting purposes.

At September 30, 2011, there were approximately $4.5 million in New York net operating loss carry-forwards expiring between 2022 and 2031. The tax impact of those loss carry-forwards is approximately $254,012 and is fully offset by a valuation allowance. The Company has not realized the tax benefit of the New York net operating loss due to the uncertainty of realizing such benefit in future years.

At September 30, 2011, the Company had no gross unrecognized tax benefits.

5. Liabilities Subordinated to Claims of General Creditors

For fiscal year 2011, the Company did not have any liabilities subordinated to claims of general creditors.

6. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation related to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations, or liquidity.

7. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates relate to these transactions.

The Company has cost allocation agreements where certain costs are allocated to it by its affiliates. Expenses allocated from affiliates during the fiscal year 2011 for general, administrative and other costs were $512,979.

Franklin has agreed to continue to provide the financial support necessary to finance the Company's operations.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2011, the Company had net capital of $696,458, which was $646,458 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .13 to 1.

Supplemental Schedules

Franklin Templeton Financial Services Corp.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
September 30, 2011 — Schedule I

Total stockholder's equity from statement of financial condition		$ 756,712
Deduct nonallowable assets		
Prepaid expenses	48,274	
		(48,274)
Haircut on short-term investments		(11,980)
Net capital		$ 696,458
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 31,704
Due to affiliates		61,543
Total aggregate indebtedness		93,247
Computation of basic net capital requirement		
Minimum net capital required		50,000
Excess net capital		$ 646,458
Ratio of aggregate indebtedness to net capital		0.13 to 1

There is no material difference in the computation of net capital under SEC Rule 15c3-1 above and the amount included in the Company's corresponding unaudited Part II-A FOCUS filing as of the same date.

The Company is currently exempt from the requirement to maintain a "Special Reserve account for the Exclusive Benefit of Customers" under provision of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

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Report of Independent Auditors
on Internal Control Required
By SEC Rule 17a-5 - Broker/Dealer

Board of Directors of
Franklin Templeton Financial Services Corp. :

In planning and performing our audit of the financial statements and supplemental schedules of Franklin Templeton Financial Services Corp. (the "Company") as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 15, 2011

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